SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at February 15, 2006

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 15, 2006

Print the name and title of the signing officer under his signature.
----------------

Farallon Resources Ltd.
Ste. 1020 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON BOARD APPROVES $10.4 MILLION PROGRAM FOR FIRST HALF OF 2006
EXPLORATION AND G-9 PROCESSING KEY OBJECTIVES OF THE NEXT 6 MONTHS

February 15, 2006, Vancouver, BC - Dick Whittington, President and CEO, Farallon Resources Ltd. (TSX:FAN) is pleased to announce that Farallon's Board of Directors recently approved expenditures of $10.4 million for the six months ending June 30th, 2006. The largest component of the budget covers continuation of Farallon's successful exploration program, focusing in particular on the G-9 deposit but also testing for new discoveries in adjacent areas to those already drilled. Metallurgical testwork on the mineralization at G-9 will also form an important part of the six month program.

Delineation drilling at G-9 will continue to define the deposit and test for extensions to the West/Northwest, Southeast and South, as the Company seeks to add new resources in areas immediately adjacent to the mineralized zones discovered at G-9 to date.
Discovery of two zones of mineralization and the presence of multiple, or "stacked", sulphide horizons at G-9 has opened up new potential throughout the Campo Morado property. The first new target to be drill tested will be La Lucha, where the presence of sulphides in the upper felsic volcanic unit is already apparent from a previous drill program. The new program will test for the presence of massive sulphide mineralization in a second layer of felsic volcanics, which is deeper and corresponds to the same stratigraphic horizon encountered at G-9.

Furthermore, the presence of two mineralized horizons at G-9 has also opened up the potential in areas already drilled for additional discoveries of massive sulphides at depth. Accordingly, the Company intends to utilize a portion of the exploration funds to drill test the deeper felsic horizons below the currently known Naranjo and El Largo deposits.

Metallurgical testwork on G-9 is ongoing and is designed to test the amenability of G-9 to both conventional flotation and Farallon's PARTOX hydrometallurgical process. A scoping level metallurgical test program commenced at G&T Metallurgical Services Ltd. in Kamloops, British Columbia, in November 2005. The objectives of this program are to characterize four samples of G-9 mineralization with respect to chemical composition, mineralogical composition, mineral fragmentation, gold distribution and preliminary flotation response. Preliminary test data indicate that, in general, results for copper and zinc could be superior to those achieved from the Reforma, Naranjo and El Largo deposits. It is noted that the incremental improvement could be attributable to the comparatively higher sample grades and the more favourable fragmentation characteristics of the G-9 mineralization. Gold and silver recoveries received from testing so far are not dissimilar to those from other Campo Morado deposits. Concentrate grades for the G-9 material, however, reflect the higher precious metal feed grades.

Dick Whittington said: "I am very pleased that the Board continues to support the ongoing strategic direction of the Company. Our exploration team has done an excellent job at uncovering new discoveries at Campo Morado and we are looking forward to continuing to add to the inventory with new discoveries. Testing of the second felsic horizons below Naranjo and El Largo has the potential to lead to a significant expansion of the total resource base at Campo Morado.

The processing testwork program for G-9 is also very exciting as we are achieving better recoveries than previously experienced, although we need to both validate and quantify the nature of these results. In addition, we are targeting completion of the Preliminary Economic Assessment by the end of March and are on track to meet that objective."

The in-house qualified person for the drilling program at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

The metallurgical program is supervised by independent consultants. David Dreisinger, P.Eng., is responsible for the hydrometallurgical program and Peter Taggart, P.Eng., is responsible for the flotation testwork. Both are independent qualified persons as defined by National Instrument 43-101.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.